

Setting The Record Straight

PROXY CONTEST FOR BOARD CHANGE AT WISDOMTREE, INC. (NYSE: WT)

May 24, 2023

DISCLAIMER



The materials contained herein (the "Materials") represent the opinions of ETFS Capital Limited and the other participants named in its proxy solicitation (collectively, the "ETFS Group" or "we") and are based on publicly available information with respect to WisdomTree, Inc. (the "Company"). The ETFS Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the ETFS Group's conclusions. The ETFS Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The ETFS Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the ETFS Group herein are based on assumptions that the ETFS Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of the ETFS Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the ETFS Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the ETFS Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the ETFS Group expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the ETFS Group. Although the ETFS Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The ETFS Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, the ETFS Group has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

WHY IS CHANGE NEEDED?

WisdomTree's long history of underperformance and stockholder value destruction

- Total Stockholder Return (TSR) has underperformed the relevant peer groups and indices

- The Company has destroyed $1.4bn of value.

- WisdomTree has failed to match its competitors in capitalizing on industry tailwinds

- The Company highlights AUM and inflows but ignores lack of revenue growth and operating margin – the key value drivers

- Poor cost control is responsible for failure to achieve operating leverage

- Recent share price performance is likely due to our pressure

A history of poor capital allocation, failed investments and unrealistic future plans

- Since 2016, WisdomTree has written off $63m of the $72m it has spent on small to medium investments in its core business

- Management desires to transform the Company from an ETF issuer to a consumer-focused DeFi business, WT Prime; a wildly ambitious and unrealistic quest

- Management team lacks DeFi experience

- WT Prime is delayed by a year, and WT Prime has provided no milestones to measure success

- Company would require massive investments – which it lacks - to compete with more established DeFi players

Governance failures, a pay-for performance disconnect and flawed Board refreshment

- The Board consists of a majority of directors with no relevant industry experience in our view.

- All key Board leadership positions are held by long-tenured directors and the Chairman of the Board also serves as the Compensation Committee Chair (17.5-year tenure)

- Recent board changes have yielded the loss of two female directors and the inexplicable replacement of an industry expert with someone with no ETF or board experience

- The CEO has accumulated over $20m in aggregate reported pay while destroying $921m in stockholder value (2018-2022)

- The CEO and Chairman have been net sellers of company stock over the last decade

The long-tenured directors have overseen massive stockholder value destruction, lack the expertise and independence to hold management accountable, and have exhibited poor judgement with respect to governance

Source: Bloomberg, SEC Filings, ETFS Capital presentation, dated May 18, 2023



WISDOMTREE HAS DESTROYED SHAREHOLDER VALUE, DESPITE MASSIVELY POSITIVE INDUSTRY TAILWINDS

Claim: WisdomTree has transformed its business

WisdomTree Has Transformed its Business to Position it for Innovation, Growth and Margin Expansion Opportunities and Refreshed its Board and Corporate Governance Practices

We Have Transformed the Business to a Best-in-Class ETP Platform, Which has Consistently Outperformed Peers	• We have created the largest pure-play ETP platform with a high-quality, diversified, and differentiated product suite • We have enhanced our ETP platform from a small number of funds, concentrated AUM and outflows to one with a broader suite of funds, diversified AUM and consistent inflows • With the exception of BlackRock, WidsomTree is the only publicly listed U.S. traditional asset manager to have consistent inflows for the past 10 quarters • Our efforts to transform the Company have been rewarded by the market, which has made WisdomTree the best performing stock over the past three years, one year and year-to-date, relative to all other publicly listed U.S. traditional asset managers [1]
***Focused & Aggressive Organic Growth* + *Forward Looking Leadership* = WisdomTree Continuing to Outpace Peers**	• By focusing on (i) the most relevant investment themes and (ii) areas where we can capture outsized wins, we will continue to take market share and position WisdomTree as the #1 Traditional Asset Manager in the U.S. • WisdomTree's 31.4% 2023 YTD annualized organic growth and 15.7% 2022 organic growth are significantly ahead of its publicly listed U.S. traditional asset management peers • It is not enough to just win today and tomorrow, by investing in digital assets, tokenization and blockchain-enabled finance, we are ensuring that our competitors do not gain any advantages over our platform in the future – ***we are committed to ensuring that WisdomTree will outperform peers on a long-term basis*** • Our long-term strategy will continue to provide scale, stability, and margin expansion
We Have Undertaken a Rigorous Review of our Strategy and Assembled the Right Board for Continued Success	• Assembled experience, expertise, and diversity critical to overseeing WisdomTree's long-term strategy and maintaining momentum • Appointed five new independent directors since 2021, all of whom are diverse • Established an Operations and Strategy Committee of the Board to conduct a review that resulted in unanimous support of our strategy and management • Enhanced corporate governance and compensation practices to increase alignment and accountability to stockholders • Long track record of attempting to engage constructively with ETFS Capital despite its unreasonableness
ETFS Capital's Campaign is Unnecessary, Unwise and Risks Value Destruction	• Unnecessary: Our Board – with input from ETFS Capital and their nominees from their 2022 campaign – extensively reviewed WisdomTree's strategy last year and unanimously supported the Company's strategy and management • Unwise: WisdomTree risks losing integral expertise if Graham Tuckwell and ETFS Capital's nominees are elected • Risks value destruction: Graham Tuckwell's past and continuing conduct raises serious questions about his and ETFS Capital's ethics and decision making

Source: Company Website and filings, FactSet and SNL. Data as of May 17, 2023.
(1) Based on Total Shareholder Return. Peer group includes BLK, BEN, TROW, AB, AMG, FHI, CNS, IVZ, VRTS, APAM, BSIG, JHG and VCTR.

4

Source: WisdomTree Investor Presentation, May 2023

Reality: WisdomTree has destroyed shareholder value

"We have not created stockholder value for a while."
- Mr. Steinberg, CEO (4Q2019 Earnings Call)

- ✘ Shareholder value has been destroyed over short and long-term periods.
- ✘ **$100 invested in WisdomTree stock five years ago would be worth $48 today – down 52%.**
- ✘ WisdomTree's business transformation has been an abject failure.
- ✘ Management and long-tenured directors have limited credibility.



Total Return Performance
Index Value
200
150
100
50
0
12/31/17
12/31/18
12/31/19
12/31/20
12/31/21
12/31/22
WisdomTree, Inc.
Russell 2000 Index
S&P U.S. BMI Asset Management & Custody Banks Index
Russell 2000: 122
S&P U.S. BMI: 121
WT: 48

Source: WisdomTree 2022 10-K, Bloomberg

WISDOMTREE'S FLAWED DIVERSIFICATION: NET OUTFLOWS OF $3.7bn SINCE 2015, EXCLUDING WISDOMTREE'S FLOATING RATE TREASURY ETF "USFR"



etfs CAPITAL

Claim: WisdomTree has diversified its AUM mix

*"WT has significantly diversified its asset mix and meaningfully **reduced reliance** on its two "hit" currency hedged products, HEDJ and DXJ to $3.0bn of AUM as of 03/31/2023, **while increasing total AUM by $38bn**"*



AUM Diversification Increases Performance and Ability to Withstand Volatile Markets
Our ETP business has never been stronger. We remain proud of the success of our U.S. Floating Rate Treasury fund ("USFR"), which grew in AUM from ~$2 billion at the end of 2021 to over $15 billion today; however, it is important to note that USFR is only a piece of the mosaic and not the entire picture. By focusing on product mix and key industry trends, we have taken the Company from outflows to industry leading inflows and meaningfully diversified our AUM mix.
WisdomTree's AUM Since 2015
73% Increase
2015: AUM of $53bn
2023: AUM of $91bn
WT has significantly diversified its asset mix and meaningfully reduced reliance on its two "hit" currency hedged products, HEDJ and DXJ to $3.0bn of AUM as of 03/31/2023, while increasing total AUM by $38bn
Total Equity Strategy Mix: 96%
Total Equity Strategy Mix: 50%
Commodity: 27%
Fixed Income: 20%
HEDJ & DXJ
61%
16%
11%
7%
1%
1%
<1%
<1%
1%
20%
27%
27%
10%
10%
(3%)
<1%
<1%
2%
DXJ / HEDJ
Total Ex-DXJ / HEDJ
HEDJ + DXJ
Other Int. Developed Market Equity
U.S. Equity
Commodity & Currency
Fixed Income
Emerging Market Equity
Cryptocurrency
Alternatives
Leveraged & Inverse
Closed
Source: Company Website and filings and SNL. Data as of March 31, 2023.

Source: WisdomTree Investor Presentation, May 2023

Reality: AUM and inflows largely driven by USFR

- Rather than diversifying as claimed, WisdomTree has again become reliant on one "hit" product

In millions	12/31/2015 to Present
Aggregate WT inflows	$12,148
USFR inflows	$15,838
Total Non-USFR inflows	**($3,690)**



AUM (Current)

USFR
18%
Other
82%

Source: SEC Filings, WisdomTree IR website

WISDOMTREE'S STRATEGY HAS CONSISTENTLY FAILED TO ACHIEVE PROMISED REVENUE GROWTH AND MARGINS



Claim: Strategy will continue to provide scale, stability, and margin expansion

"Through the cycle, organic growth accelerates scale & expands operating margins"

Our Strategy Will Continue to Provide Scale, Stability, and Margin Expansion Well into The Future
Through the cycle, organic growth accelerates scale & expands operating margins
Illustrative Annual AUM & Revenue Growth Algorithm over the Long-Run (1)
5%–10%
Organic Growth
5%–10%
Market Return
10%–20%
AUM & Revenue Growth
Illustrative Margin Outlook from Scaling AUM & Revenue (1)
26.8%
Q1 2023 Adjusted Operating Income Margin(2)
50% +
Incremental Margins Greater Than 50%
Material Margin Improvement
11
(1) For illustrative purposes only, not to indicate expected growth or return.
(2) Non-GAAP metric. Adjusted Operating Income Margin calculated as Operating Income of $16.6 million then adding back Contractual Gold Payments of $4.5 million + Expenses Incurred in Response to an Activist Campaign of $0.97 million divided by Operating Revenues of $82.0 million.

Source: WisdomTree Investor Presentation, May 2023

Reality: AUM growth has **NOT** translated into meaningful revenue growth or improved profitability



	2018	2022	Change
AUM (billions)	$54.1	$82.0	**51.6%**
Revenue (millions)	$274.1	$301.3	9.9%
Operating Income (millions)	$61.3	$60.1	-1.9%
Operating Margin	22.4%	19.9%	-10.8%

- Single digit revenue growth despite **$30bn** AUM increase between 2018-2022
- Operating margins have fallen far short of the material improvement promised and have in fact declined by 10.8% over the last 5 years

Source: SEC Filings, WisdomTree IR website

WISDOMTREE'S 1Q2023 RESULTS HIGHLIGHT CONTINUED FAILURE TO ACHIEVE OPERATING LEVERAGE



Claim: Strong momentum continues in 2023

Reality: Revenue growth has been disappointing and margins have neem deteriorating

"We outperformed in our most recent quarter in terms of organic growth and revenue generation"



Strong Momentum Continues in 2023
We outperformed in our most recent quarter in terms of organic growth and revenue generation. Our success allows us to focus on investing in innovation, including our tokenization strategy, which will temporarily lower margins – but better position us in the future
Commentary
1 Our industry leading inflows outpaced a very negative market backdrop in 2022 driving AUM growth
2 Despite the challenging market conditions, WisdomTree was able to achieve stable to improving revenues while so many of our peers had material revenue declines
3 WisdomTree's margin declines were better than peers, even inclusive of our intentional spend on tokenization that positions WisdomTree for future growth
Resolution of Contractual Gold Payments obligation contributing +530bps of margin improvement
1 AUM Changes and Annualized Organic Growth
10.6%
6.9%
19.5%
9.3%
29.5%
31.4%
$4.7
$2.8
$1.9
$1.9
$0.6
$1.3
$3.9
($9.0)
($5.1)
$1.7
($5.2)
($3.4)
$11.1
$5.9
$5.3
$8.7
$2.4
$6.3
Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023
Annualized Organic Growth (Net Flows as % of BoP AUM)
Net Flows ($ bn)
Market Movements ($ bn)
2 Revenues
($ in 000's)
$79,175
$78,368
$77,253
$72,414
$73,310
$82,044
Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023
Source: Company Website and filings.
3 Adjusted Operating Income Margin
35.5%
1.6%
5.4%
28.5%
33.6%
2.2%
5.7%
25.7%
31.6%
2.8%
5.8%
23.1%
30.1%
3.9%
5.7%
20.5%
25.9%
4.3%
5.6%
16.0%
31.1%
4.2%
5.5%
21.4%
Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023
15
Reported Adj. Operating Margin
Uplift to Margin if Excl. Gold PMT
Uplift to Margin if Excl. Digital Spend

Source: WisdomTree Investor Presentation, May 2023

	1Q2022	1Q2023	% change
AUM (billion)	$79.4	$90.7	14.2%
Revenues (millions)	$78.4	$82.0	4.6%
Adj. Operating Income (millions)	$20.1	$17.5	-12.9%
Adjusted Operating income margin	25.7%	21.4%	-16.7%

- Despite $11bn increase in AUM, revenue increased by less than 5% YOY only
- Both adj. operating income and adj. operating income margins declined by double-digits in 1Q2023

Source: SEC Filings, WisdomTree IR website

WISDOMTREE'S ORGANIC AUM COMPARISON: WISDOMTREE SELECTED PEERS ARE GROSSLY OVERSIZED



Claim: WisdomTree has outperformed peers in organic AUM growth

"Our disciplined focus on growth and new products has allowed us to outperform our peers and position us for continued growth."



WisdomTree Organic AUM Performance at a Glance
Our disciplined focus on growth and new products has allowed us to outperform our peers and position us for continued growth
2023 Annualized YTD Net Flows as a % of BoP AuM
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
--
(5.0%)
(10.0%)
WisdomTree
31.4%
17.6%
7.8%
5.2%
2.6%
0.5%
0.4%
(2.0%)
(2.3%)
(2.5%)
(3.3%)
(3.9%)
(5.1%)
(5.1%)
Avg. of peers: 0.8%
Federated Hermes
Janus Henderson
BlackRock
Invesco
AllianceBernstein
BrightSphere
AMG
Franklin Templeton
Cohen & Steers
Victory Capital
Artisan Partners
T. Rowe Price
Virtus
2022 Net Flows as a % of BoP AuM
WisdomTree
15.7%
3.3%
3.1%
3.0%
(0.5%)
(1.5%)
(1.6%)
(2.6%)
(3.3%)
(3.7%)
(4.0%)
(5.6%)
(7.1%)
(7.2%)
Avg. of peers: (2.1%)
Invesco
BlackRock
Federated Hermes
AllianceBernstein
Victory Capital
Cohen & Steers
BrightSphere
Franklin Templeton
T. Rowe Price
AMG
Artisan Partners
Janus Henderson
Virtus
13
Source: Company Website and filings as of MRQ reported.

Source: WisdomTree Investor Presentation, May 2023

Reality: Misleading peer group selection yields low percentage growth numbers

- Comparisons of AUM growth is grossly misleading: WisdomTree, with AUM under $100bn, compares its growth against outsized peers, many of which have AUM over $1tr (see Appendix for details)
- For instance, for BlackRock to achieve 31% organic growth it would need flows of ~$3tr (greater than the GDP of India)
- It should also be noted that most of the selected peers are active managers who have faced huge headwinds over the last few years due to a shift from active to passive

WISDOMTREE'S ORGANIC AUM COMPARISON: WISDOMTREE HAS MISCHARACTERIZED GROWTH IN AUM FROM NEW PRODUCTS

etfs CAPITAL

Claim: WisdomTree has outperformed peers due to new products

"Our disciplined focus on growth and new products has allowed us to outperform our peers and position us for continued growth."



WisdomTree Organic AUM Performance at a Glance
Our disciplined focus on growth and new products has allowed us to outperform our peers and position us for continued growth
2023 Annualized YTD Net Flows as a % of BoP AuM
31.4%
17.6%
7.8%
5.2%
2.6%
0.5%
0.4%
(2.0%)
(2.3%)
(2.5%)
(3.3%)
(3.9%)
(5.1%)
(5.1%)
Avg. of peers: 0.8%
2022 Net Flows as a % of BoP AuM
15.7%
3.3%
3.1%
3.0%
(0.5%)
(1.5%)
(1.6%)
(2.6%)
(3.3%)
(3.7%)
(4.0%)
(5.6%)
(7.1%)
(7.2%)
Avg. of peers: (2.1%)
Source: Company Website and filings as of MRQ reported.

Source: WisdomTree Investor Presentation, May 2023

Reality: WisdomTree's performance has come from legacy products

- 98% of the cumulative **net flows** from 2022 to May 2023 came from 4 products which were launched pre-2015 or bought in the ETF Securities Acquisition – NOT new products
- In any event, between 2018-2022 there have been 414 new products launched in the US market that reached AUM > $150m. **WisdomTree only launched 4 of these 414 new products**



WISDOMTREE'S FOCUS ON THREE-YEAR TSR IS DISINGENUOUS. IT IGNORES LONG TERM UNDERPERFORMANCE AND USES LOW SHARE PRICE TO CALCULATE RETURNS

Claim: Total Shareholder Return has outperformed

"Our Disciplined and Innovative Efforts Have Been Well Received by the Market"



WisdomTree Trading Performance at a Glance
Our disciplined focus on growth and new products has allowed us to outperform our peers and position us for continued growth
Key Highlights as of March 31, 2023
+ WisdomTree had ten consecutive quarters of net inflows
+ Record quarter-end assets under management ("AUM") of $90.7 billion
+ Net inflows of $6.3 billion, the third best quarter in our history
+ Annualized inflow growth rate of 31% across all products
+ Future success will be driven by:
– Global secular tailwinds toward ETPs
– Strong product performance and positioning
– An accelerant from gaining further traction in the managed models business
The peer group shown throughout this presentation is comprised of all publicly listed U.S. traditional asset managers (1)
Indexed 3-Year Share Price Performance
300%
250%
200%
150%
100%
50%
5/17/2020
11/17/2021
5/17/2023
144%
+95 PPTs
49%
Total Shareholder Return
+31 PPTs
+26 PPTs
+29 PPTs
+84 PPTs
29%
(2%)
25%
(1%)
9%
(20%)
187%
103%
YTD
1-Year
2-Year
3-Year
18
Indicates WT's Percent Point ("PPTs") Differential Over Peer Group During Period
WisdomTree
Peer Group Median(1)
Source: Company Website and filings, FactSet and SNL. Data as of May 17, 2023.
(1) Peer group includes BLK, BEN, TROW, AB, AMG, FHI, CNS, IVZ, VRTS, APAM, BSIG, JHG and VCTR.

Source: WisdomTree Investor Presentation, May 2023

Reality: WisdomTree are cherry picking dates

- WisdomTree share price fell **38%** from February 1, 2020 (pre-Covid) to May 17, 2020. By using that low price point to calculate TSR, WisdomTree wrongly contends outperformance

- Long-term TSR indicates massive underperformance



5-year TSR (as of May 17, 2023)
10.1%
16.5%
45.0%
(33.1%)
S&P 1500 Asset Management & Custody Banks
Russell 2000
Traditional Asset Management Peers (Median)
WisdomTree

Source: SEC Filings, FactSet

WISDOMTREE LACKS RESOURCES FOR WT PRIME



WisdomTree Claim	Reality
• *"Tokenized Asset Market could reach **$16tr by 2030**"* • *"Launching tokenized products and WT Prime positions WT as an **early mover in blockchain-enabled finance**"*	• There are bigger, more established peers already operating at global scale- these peers have user bases over 10m, WT has 6,500 test users • These peers required billions of dollars in funding to achieve meaningful market share and to reach profitability, not $30m • **WisdomTree does not and is unlikely to have access to sufficient capital to invest at a level to get WT Prime to a viable position.**

Metric	WT Prime	Revolut	Chime	Robinhood
Funding	$30m	$1.7bn	$35-45bn valuation in 2021 IPO talks	$7.9bn (pre-IPO)
User Base	6,500 test users	25m users	13m users	12m users
Annual Revenue	0	$790m	Private	$1.36bn
Revenue/ User	0	$32/ user	N/A	$113/user
Global Reach?	No	Yes	Yes	Yes

Source: Revolut 2021 Annual Report, Robinhood 2022 10-K, FactSet, Forbes, WisdomTree Year End Letter to Stockholders, December 21, 2022

WISDOMTREE **HAS YET TO DEFINE MILESTONES TO EVALUATE WT PRIME SUCCESS**



Claim: WisdomTree has a results-oriented tokenization strategy	Reality: Tokenization 'strategy' has suffered a delayed launch and significant losses with no milestones

"Our tokenization strategy is positioned to deliver favorable financial results"

We Have a Results-Oriented Tokenization Strategy

Our tokenization strategy is positioned to deliver favorable financial results

Strategy

+ WisdomTree Prime™ – proprietary retail channel to save, spend, invest
+ Real asset tokens (e.g, gold)
+ Digital funds, regulated exposures across mainstream asset classes
+ Crypto mainstream adoption

Results

1. Diversifies revenue and drives higher revenue capture on WisdomTree Prime™ assets
   - Superior to WT's current 36bps for ETPs
   - Addition of brokerage commissions, transaction fees and card payments
2. Faster organic growth
   - New distribution opportunities outside of WisdomTree Prime™
   - Participate in beta products in which we can't participate in the current ETP market
3. High incremental margins at scale

25

- ✕ WT Prime launch delayed by over a year

- ✕ WisdomTree has failed to address key questions on business rationale, team expertise, and distribution strategy

- ✕ No Wall Street analysts have come out with strong support for WT Prime

Source: WisdomTree Investor Presentation, May 2023

WT PRIME IS NEGATIVELY IMPACTING PROFITABILITY

| Claim: Proactive investing in tokenization positions WisdomTree well for the future | Reality: Digital spend is negatively impacting margins meaning the initiative is incurring losses |



Source: WisdomTree Investor Presentation, May 2023

✖ After investing $30m of shareholder capital, WT Prime has **6,500 test users only** versus 25m active users for its closest competitor, Revolut

✖ We question why WisdomTree is adding back digital spend to calculate adjusted margin considering WT Prime is a key element of its growth plan and all related expenses should be included under operating costs



Source: SEC Filings, ETFS Capital Analysis

WISDOMTREE'S STRATEGIC PLAN HAS DESTROYED $1.4bn OF SHAREHOLDER VALUE. ETFS CAPITAL NOMINEES HAVE THE CREDENTIALS AND PLAN TO UNLOCK VALUE



etfs CAPITAL

Claim: WisdomTree's Vision for long term growth and sustainable and material margin enhancement

WisdomTree's Vision for the Future

- + Strong Top-Line Growth
- + Scale Driven Margin Expansion
- + Tokenization Upside
- + Sustainable Earnings Growth
- + Steady P/E at Worst
- + Upside Optionality
  - – Accelerated Growth
  - – Tokenization "sum-of-the-parts"
- + Increased Stockholder Value
- + Greater Strategic Optionality

Source: WisdomTree Investor Presentation, May 2023

Reality: Unlike WisdomTree's desire to maintain the status quo, our nominees have a clear path to create stockholder value

1. Accelerate Revenue Growth

2. Reduce Operating Costs

3. Ensure Disciplined Capital Allocation

4. Enhance Corporate Governance

ETFS CAPITAL'S PATH TO VALUE CREATION



1. Accelerate Revenue Growth

- Expand and enhance distribution network
- Launch more attractive products
- Establish Product-level Profitability Targets

2. Reduce Operating Expenses

- Evaluate and Negotiate Service Fees with Vendors
- Align compensation to metrics and results
- Eliminate expenditure on wasteful and non-productive projects

3. Apply Discipline to Capital Allocation

- Review current processes for capital allocation approval
- Conduct Strategic Review of WT Prime
- Identify and Disclose KPIs, Milestones and ROI Expectation for WT Prime and Other Initiatives

4. Enhance Corporate Governance

- Align Executive Compensation with Key KPIs – Revenue Growth, Profitability and TSR
- Rotate Key Board Committee Leadership Positions
- Develop Robust ESG Strategy

Source: ETFS Capital



DESPITE SUPPOSED UNANIMOUS BOARD SUPPORT FOR THE COMPANY'S STRATEGY AND WT PRIME, THERE ARE A LOT OF UNANSWERED QUESTIONS

etfs CAPITAL

Claim: The Board completed a rigorous business review of the company's strategy and supports it unanimously

OSCO Completed a Rigorous Business Review which Included Input from ETFS Capital

By the Numbers: The OSCO Process

1,000+
Total hours invested in the OSCO process by WisdomTree

49
Presenters speaking on a range of topics on WisdomTree's strategy

17
Sessions on different components of WisdomTree's business

Round 1 Sessions

Session #	Topic	Date
1	Digital Assets	August 10, 2022
2	Presentation by Lion Point Capital / ETFS Capital	August 16, 2022
3	Efficiency/Ops	August 20, 2022
4	M&A & Strategy	August 22, 2022
5	Management Response	August 22, 2022
6	Stockholder and Capital Deployment	August 25, 2022
7	Budget Process	August 26, 2022
8	Sales (EU and US)	August 29, 2022
9 & 10	Model and Product	August
11	Compensation	August
12	Culture	Septemb

Round 2 Sessions

Session #	Topic	Date
1	Digital Assets	September 27, 2022
2	Operational Initiatives and NYSE Messaging (included non-OSCO directors)	October 10, 2022
3	OSCO Round 2 Debrief	October 20, 2022
4	Digital Assets Presentation from Lion Point Capital and ETFS Capital at their request	November 1, 2022

ETFS Capital, with Grahai
their input was co

The OSCO Conclusion: Unanimous Board Support of Our Management and Strategy

The full Operations & Strategy Committee, including both directors nominated by ETFS Capital, supported WisdomTree's strategy
No significant change in operations, strategy or management was necessary

OSCO's Conclusion

- ✓ OSCO delivered a written report and presented its findings and recommendations to the full Board in December 2022
- ✓ On December 21, 2022, the Board issued a public year-end letter to stockholders describing the Company's 2022 accomplishments and the work of the Committee
- ✓ The Board, in reviewing the Committee's recommendations and observations, "**unanimously concluded that it fully supports WisdomTree's management team, current strategy and plan for stockholder value creation**" (1)
- ✓ The Board **will continue to review and evaluate the Company's operations, management, strategy and its execution on an ongoing basis**, as well as all approved Committee recommendations and those modified into Board directives
- ✓ **OSCO recommended its own dissolution** after citing unanimous support of WisdomTree's management and current strategy

Key Accomplishments

- ✓ **All-time record high assets under management of over $90 billion as of March 31, 2023**
- ✓ WisdomTree won **'Best Leveraged & Inverse ETF Issuer ($100M+)'** and **'Best Crypto Issuer Linked ETF Issuer ($100M+)'** at the 2023 ETF Express Europe Awards
- ✓ Named among '**2022 Best Places to Work in Money Management' by Pensions & Investments** and was selected as the **#1 firm within the category for managers with 100-499 employees**
- ✓ Named a **'2022 Best Workplace'** for medium-sized companies in the U.K. for a third consecutive year and a **'2022 Best Workplace for Women'** for medium-sized companies by Great Place to Work
- ✓ **Resolved the Contractual Gold Payments obligation,** a recommendation of the Committee that was **in progress and unanimously supported by the full Board**. The resolution is a **positive outcome for WisdomTree stockholders** and is **15% accretive to 2023 consensus EPS estimates, expanding our operating margin by 530 basis points**

OSCO, 50% of whose members were nominated by ETFS Capital, concluded that WisdomTree's current strategy and management are the best path to enhance stockholder value

34

(1) WisdomTree Board of Directors Year-End Letter to Stockholders dated December 21, 2022.

Source: WisdomTree Investor Presentation, May 2023

Reality: The Board continues to be unaccountable and failed to address key strategic shareholder questions

- *ETFS Capital gave the Board 2 detailed presentations on operations and WT Prime in August and November 2022.*
- *If the Operations & Strategy Committee and Board members were truly engaged, why was there not a single question asked during our detailed presentations?*
- *What was the Board's rationale for ratifying a strategy that clearly destroyed shareholder value?*
- *Following the unanimous approval of the Board's strategy and direction, why are there still not any defined milestones and benchmarks for WT Prime?*

WISDOMTREE'S CURRENT claim ABOUT GRAHAM TUCKWELL CONFLICT WITH THEIR OWN PAST STATEMENTS



*"**We have long held Graham Tuckwell and the business he and his team have built in extremely high regard**..."*

*"...Like WisdomTree, ETF Securities was started from scratch and has had to compete and win at the highest levels of asset management. **Graham is one of the true pioneers of the ETF industry as the first to establish an exchange-traded gold exposure on a global basis as well as in Europe.** Our shared entrepreneurial spirit should not be underrated in the development of this transaction or in the confidence we both have in our combined company moving forward."*

– Jonathan Steinberg
November 13, 2017



Jonathan Steinberg
CEO

Source: Jonathan Steinberg, FTV Capital (WisdomTree to Acquire $18 Billion European Exchange-Traded Commodity, Currency and Short-and-Leveraged Business From FTV Portfolio Company ETF Securities • FTV Management Company, L.P. (ftvcapital.com)

WISDOMTREE'S CONFLICT OF INTEREST CLAIMS **HAVE NO MERIT** – GRAHAM TUCKWELL



WisdomTree Claims	Reality

"In 2019, three private equity firms – which were minority investors in ETF Securities Limited...at the time the European ETC business of ETF Securities was sold to WsidomTree– filed a lawsuit...against Mr. Tuckwell and ETF Securities, seeking to receive their fair share of the sale proceeds."

The private equity firms together with Mr. Tuckwell held over 85% of shares; when they sought a buyout at a 0% discount to NAV, the Court found in favor of a 40% discount, slightly below the 44% Mr. Tuckwell had sought. We contend that Mr. Tuckwell's actions as a majority shareholder in a closely held private company is inconsequential to his candidacy and performance as a shareholder director of WisdomTree

Graham Tuckwell's Past Raises Serious Questions About His and ETFS Capital's Ethics and Decision Making

Graham Tuckwell's inappropriate actions showcase his lack of suitability to serve on WisdomTree's Board.
We established a 9.99% ownership limit on ETFS Capital to reduce Graham's influence when WisdomTree acquired his European ETC business

In 2019, three private equity firms – which were minority investors in ETF Securities Limited (now ETFS Capital) at the time the European ETC business of ETF Securities was sold to WisdomTree – filed a lawsuit in the Island of Jersey against Mr. Tuckwell and ETF Securities, seeking to receive their fair share of the sale proceeds

The <u>Court ruled</u> in the minority stockholders' favor, concluding that:

✗ Mr. Tuckwell <u>"pursued a scheme designed to drive the Plaintiffs out of the Company at the best possible price for Mr. Tuckwell and not at a fair price to the Plaintiffs."</u>

✗ <u>He threatened and ultimately removed the independent directors</u> who were calling for the fair and equal treatment of stockholders.

✗ <u>He deliberately misled stockholders and his own board</u> about his intentions for the distribution of the proceeds and sidelined the board from critical conversations about the transaction, making decisions unilaterally and pushing out anyone who stood in his way.

✗ As Chairman, he <u>"breached his duty to act in the best interests of the Company as a whole,"</u> and an Appellate Court confirmed that he had <u>"exercised those powers for the substantial purpose of benefiting himself and exacting revenge on stockholders he had come to resent."</u>

Source: Company records, public filings and court filings.

49

Source: WisdomTree Investor Presentation, May 2023

- Following the disposal of ETF Capital's 3 main operating businesses in 2018, **3 private equity shareholders** in ETFS Capital (the "Plaintiffs"), which together with Mr. Tuckwell held over 85% of shares in the closely held company, **sought to have their shares bought out at net asset value with no discount to reflect their minority holding.**

- **Mr. Tuckwell sought advice from KPMG to determine a fair market price** and was advised that their **minority interest should be valued at a 38-50% to net asset value**.

- **Mr. Tuckwell** therefore **offered to buy out the Plaintiffs at the mid-point price of a 44% discount to net asset value** which the Plaintiffs rejected.

- The Plaintiffs applied to the Royal Courts and sought (i) the winding up of ETFS Capital and a distribution of its assets, and (ii) an order that the Plaintiffs' shares be purchased by Mr. Tuckwell at net asset value with no discount calculated.

- **The Royal Courts rejected the Plaintiffs' application** for a wind-up of the Company and **started with the premise that the Plaintiffs' shares should be bought out at a 40% discount** to net asset value.

- The **Royal Courts were required to find that the Plaintiffs had been subject to "unfair prejudice"** - otherwise a buy out order would not have been possible.

- The lead **Plaintiff (FTV Capital) made a return in excess of 20x** their original investment



WISDOMTREE'S CONFLICT OF INTEREST CLAIMS HAVE NO MERIT – GRAHAM TUCKWELL (contd.)

etfs CAPITAL

WisdomTree Claims

"…the resolution of the Contractual Gold Payments obligation is a significant positive for WisdomTree stockholders, but this positive outcome underscores the depth of the conflict of interest Mr. Tuckwell has had for so many years."

While ETFS Capital Claims to Be Aligned With All Stockholders, its Interest in the Contractual Gold Payments was a Fundamental Conflict

Make no mistake – the resolution of the Contractual Gold Payments obligation is a significant positive for WisdomTree stockholders but this positive outcome underscores the depth of the conflict of interest Mr. Tuckwell has had for so many years

Background of the Contractual Gold Payments

+ In connection with the Company's acquisition of the European ETC business of ETFS Capital in April 2018, the Company assumed an obligation for fixed payments to ETFS Capital of physical gold bullion
+ The Contractual Gold Payments expense was approximately $17.1 million during 2022, and approximately $4.5 million during the first quarter of 2023
+ On May 10, 2023, we resolved WisdomTree's Contractual Gold Payments obligation to ETFS Capital and the World Gold Council ("WGC"), the ultimate recipient of 2/3 of the gold payment, for approximately $137 million [(1)]
+ The annual impact of the transaction on the Company's financial results adds $18 million to operating income, expands WisdomTree's operating margin by 530 basis points, yields a net income lift of more than $13 million and is approximately 15% accretive to current 2023 consensus EPS estimates
+ Furthermore, the transaction extinguishes the liability of approximately $180 million reflected on the Company's balance sheet at March 31, 2023

ETFS Capital Benefited at the Expense of Stockholders

✖ Mr. Tuckwell recently negotiated against WisdomTree's stockholders and encouraged our largest creditor, WGC, to seek a higher price from us solely to justify a higher valuation for himself

✖ We had long sought to resolve the Contractual Gold Payments obligation, which has been an overhang for our Company and our stockholders

✖ After we had aligned with the WGC on price, Mr. Tuckwell attempted to raise the price WisdomTree would pay to the WGC to enrich himself, at the same moment he proposed himself as a director of your Company with a fiduciary duty to protect your interests

✖ When his attempts to negotiate a higher price with our largest creditor failed, he then attempted to take credit for this favorable outcome

✖ His actions only underscore the depth of the conflict of interest Mr. Tuckwell has had for so many years, with financial incentives not just different from those of other WisdomTree stockholders but diametrically opposed, demonstrating yet again why he is wholly unsuited to serve as a fiduciary for stockholders other than himself

Source: Public filings.
(1) 8-K filed May 10, 2023. Under the terms of the transaction, Gold Bullion Holdings (Jersey) Limited, a subsidiary of the WGC, received approximately $4.4 million in cash and non-voting preferred shares convertible into approximately 13.1 million shares of WisdomTree common stock. Rodber Investments Limited, an entity controlled by Graham Tuckwell, who is also Chairman of ETFS Capital, received approximately $45.6 million in cash.

50

Source: WisdomTree Investor Presentation, May 2023

Reality

The Contractual Gold Payments were not a conflict of interest – they were simply revenue sharing agreements. The better the gold products performed, the more WisdomTree earned and the safer the payment to ETFS became. WisdomTree hid from stockholders that the low buy-out price was due to the value of Gold ETFs falling due to huge outflows in recent years. Mr. Tuckwell was not obliged to sell the gold payable just because he owns shares in WisdomTree, he helped all stockholders by selling at such a reduced price.

- *In 2003, **the world's first gold ETFs (called ETCs) were launched in Australia and London by Graham Tuckwell (GT) and the World Gold Council (WGC)***
- *ETFS was formed in 2005 and by 2008 had $6 billion of AUM in gold and commodity ETCs*
- *In Jun 2008, ETFS acquired GBS.LN from GBH by agreeing to pay GBH 9,500 ounces of gold per annum for 50 years(2) (the **ETFS Gold Payable**)*
- *When WisdomTree acquired the European ETC business from ETFS in 2018, the purchase consideration comprised:*
  - *$611 million in cash and WT shares, **plus***
  - ***WisdomTree paying ETFS 9,500 ounces of gold per annum** in perpetuity out of the management fees received on the gold products acquired from ETFS (the **WisdomTree Gold Payable**)*
- *The WisdomTree accounts **valued the gold payable obligation at $200 million in Dec 2022** and reduced the value to $180 million in Mar 2023*
- *The gold payable obligation was cancelled in May 2023 when **ETFS agreed to accept just $137 million** from WisdomTree as consideration to buy back the obligation*

Source: ETFS Capital, SEC Filings



WISDOMTREE'S ATTACK CLAIMS HAVE NO MERIT – TONIA PANKOPF

WisdomTree Claims

"Tonia Pankopf is unqualified to serve on the WisdomTree Board"

Tonia Pankopf Has a History of Stockholder Value Destruction

Tonia Pankopf is Unqualified to Serve on the WisdomTree Board

- ✘ While Director and **Audit Committee Chair of Landec Corporation** (now known as Lifecore Biomedical):
  - ✘ **Oversaw significant TSR underperformance**, including **(173.1%)** vs. the S&P 500 over her tenure, as well as a stock price decline of **(26.4%)** during the last ~5 years of her tenure; (1)
  - ✘ **Landec had to restate its financials** in part due to a material weakness in its internal controls over financial reporting, which was the **responsibility of the Audit Committee chaired by Ms. Pankopf**;
  - ✘ One month before Landec announced the re-statement, its CEO was terminated and four directors (including Ms. Pankopf) resigned or agreed not to stand for re-election to the board
- ✘ Ms. Pankopf's business, Pareto Advisers, is a **healthcare consultancy**, and her public company board experience is limited to **closed-end funds and a biomedical company**, neither of which are comparable to running a company like WisdomTree
- ✘ All three previous public companies experienced **underperformance vs. the S&P 500 during her tenure**
- ✘ **"Board nominee for hire"**: Engaged Capital unsuccessfully nominated Ms. Pankopf on its slates for campaigns at Hain Celestial Group and Benchmark Electronics
- ✘ She has **no relevant industry experience**
- ✘ Potentially lacks independence – **accepted payment of $100,000 from ETFS Capital to be a part of its slate** (2)

Tonia Pankopf's Skills are Not Additive to WisdomTree's Board		WT Directors & Nominees
Executive Leadership	✘	9 of 9
Financial Services / Asset Management	✘	8 of 9
Corporate Governance	✓	7 of 9
Global Business Experience	✘	7 of 9
ETF Expertise	✘	6 of 9
Accounting / Financial Reporting	✓	6 of 9
Other Public Company Experience	✓	4 of 9
Risk Management	✘	4 of 9
Legal and Regulatory	✘	3 of 9
Digital / Information Technology	✘	2 of 9

52

Source: Public filings, FactSet and BoardEx.
(1) TSR per FactSet calculated between November 13, 2012 to November 1, 2022 (i.e. total board tenure) and November 1, 2017 to November 1, 2022, respectively (i.e. last five years of board tenure).
(2) Per ETFS Capital's amended 13D filed April 14, 2023.

Source: WisdomTree Investor Presentation, May 2023

Reality: (Another cheap attack on highly qualified individual)

Tonia Pankopf has a successful history of board service which includes the spin-off and restructuring of a business, the replacement of an underperforming CEO, and service as a Governance Fellow for the National Association of Corporate Directors

- *Ms. Pankopf joined the nine-member Landec board to help restructure the business and transition the company from food to life sciences*
- *The company had a history of underperformance and during Ms. Pankopf's tenure, the board had to pursue a CEO change*
- *Ms. Pankopf led the board's strategic and capital allocation efforts including hiring investment banks, selling the food business, conducting a strategic review, and reestablishing the company as a life sciences business*
- *The restatement related to an expense classification of a divestiture/sale of assets in the discontinued operations of the food business and was unrelated to the core business and restructuring efforts*
- *Pareto Avisors provides capital investment, financial and strategic consulting across various industries including financial services and technology*
- *Engaged Capital campaigns for which Ms. Pankopf was nominated were settled and thus her candidacy never reached a shareholder vote*



WISDOMTREE'S ATTACK CLAIMS HAVE NO MERIT – BRUCE AUST

etfs CAPITAL

WisdomTree Claims

"Bruce Aust is unfit to serve on the WisdomTree Board"

Bruce Aust Does Not Add Value to WisdomTree's Board

Bruce Aust is Unfit to Serve on the WisdomTree Board

- ✘ Mr. Aust's **specialization is in selling IPO listings** and is not directly applicable or additive to WisdomTree's Board
- ✘ Currently a Strategic Advisor at Anthemis Group, which has recently announced a restructuring, **letting go of ~28% of its employees**,[1] stemming from rumors that the layoffs were related to challenges in getting capital commitments "due to less than top quartile returns"
- ✘ **Limited public company board experience** – only public board experience is at Anthemis Digital Acquisitions I Corp – a SPAC that is in liquidation after failing to consummate a transaction
- ✘ Mr. Aust served on the SPAC board for **less than two years, during which the company had no business operations**. He was **appointed to its board only when the company needed an independent director to fill a seat on its audit committee**, given SEC and Nasdaq listing rules requiring director independence
- ✘ No public company C-suite experience
- ✘ Potentially lacks independence – **accepted payment of $100,000 from ETFS Capital to be a part of its slate**[2]

Bruce Aust's Skills are Not Additive to WisdomTree's Board		WT Directors & Nominees
Executive Leadership	✘	9 of 9
Financial Services / Asset Management	✓	8 of 9
Corporate Governance	✘	7 of 9
Global Business Experience	✘	7 of 9
ETF Expertise	✘	6 of 9
Accounting / Financial Reporting	✘	6 of 9
Other Public Company Experience	✓	4 of 9
Risk Management	✘	4 of 9
Legal and Regulatory	✘	3 of 9
Digital / Information Technology	✘	2 of 9

53

Source: Public filings, news reports, FactSet and BoardEx.
(1) TechCrunch. "Fintech-focused VC firm Anthemis Group lays off 28% of staff as part of restructuring". Published April 25, 2023.
(2) Per ETFS Capital's amended 13D filed April 14, 2023.

Source: WisdomTree Investor Presentation, May 2023

Reality: (Another cheap attack on highly qualified individual)

Bruce Aust's experience with emerging technology, entrepreneurship, and executive leadership at Nasdaq will prove invaluable on the WisdomTree board

- *WisdomTree's rejection of an individual such as Mr. Aust is outrageous given his extensive experience, detailed below:*
- *As Head of Global Listings **at Nasdaq,** Mr. Aust tripled revenue from $160m to $530m through organic growth and acquisitions in investor relations, corporate governance, and private markets.*
- *Mr. Aust has crafted and executed disciplined strategy to maximize existing sales channel while improving margins in both the core business and new initiatives.*
- *Relevant experience includes internal boards such as the Nasdaq Exchange Board or Chair of the Nasdaq Entrepreneurial Center.*
- *As a key executive, Mr. Aust attended **all Nasdaq board meetings** and worked closely with the Chairman and Nom and Gov committees to diversify the board and to bring in new skill sets as Nasdaq evolved from just being an exchange to a technology leader.*

WISDOMTREE'S CLAIMS OF TRYING TO RESOLVE THIS CONTEST ARE MISLEADING

WisdomTree Claims	Reality

May 17 – 19, 2023

In order to resolve the distracting and costly proxy contest, we contact ETFS Capital to **express openness to a settlement** that would provide **for the appointment of one mutually agreed director.**

ETFS Capital rejects the settlement offer on May 19

Source: WisdomTree Investor Presentation, May 2023

- WT proposed to **expand the Board from 9 members to 10 members, with appointment of mutually-agreed director**
- Since WT did not renominate Deborah Fuhr, this means that WT's offer would effectively reduce ETFS' nominated directors on the board
- WT **did not request to interview ETFS nominees Tonia Pankopf and Bruce Aust** after nomination which makes their settlement offer appear hollow



Current
Proposed
ETFS-nominated directors
WT directors
Addition of mutually agreed director
Replacement of Ms. Fuhr with Shamla Naidoo
22%
10%
Shareholder Backed Directors

LONG TENURED DIRECTORS – FRANK SALERNO AND WIN NEUGER - HAVE BEEN INSTRUMENTAL IN VALUE DISTRUCTION

WisdomTree Claims

Our Directors Have Been Instrumental to Building Our Company and are Critical to WisdomTree's Continued Success

 

Frank Salerno and Win Neuger have demonstrated an unwavering commitment to creating stockholder value

Frank Salerno
Independent Chair

Experience

Merrill Lynch   Bankers Trust

✓ Mr. Salerno has served as WisdomTree's non-executive Chair of the Board since October 2019, bringing in-depth knowledge of WisdomTree to the Board. Mr. Salerno also currently serves as the Chair of our Compensation Committee

✓ Extensive management experience from large financial institutions, including Merrill Lynch and Bankers Trust, as well as strategic insights into the asset management industry

✓ Mr. Salerno is an important member of WisdomTree's Board, and has been instrumental in enacting governance changes, as well as business and management decisions

Win Neuger
Independent Director

Experience

PINEBRIDGE INVESTMENTS   AIG   Bankers Trust   WESTERN ASSET

✓ Mr. Neuger is an important member of the Board and serves as the Chair of our Nominating and Governance Committee; oversaw significant Board refreshment, including 5 diverse directors added since 2021

✓ Decades of experience in senior management positions in the asset management industry

✓ Holds deep understanding of WisdomTree's business model and expertise in ETFs, accounting and financial reporting

✓ Mr. Neuger grew AIG's global investment portfolio into a company with $753bn in assets

Pensions&Investments
WisdomTree Named among 2022 Best Places to Work in Money Management by Pensions & Investments for Third Consecutive Year

Great Place To Work
Named Best Workplace for Medium-sized Companies in the U.K. for a Third Consecutive Year and a 2022 Best Workplace for Women for Medium-sized Companies by Great Place to Work

42

Source: WisdomTree Investor Presentation, May 2023

Reality

Frank Salerno



- **Board Tenure:** 17.5 Years
- **No committee refreshment:** Has served as chairman of the compensation committee for 17.5 years
- **Governance Failures:**
  - Entrenched chairman of the board and the chairman of the compensation committee
  - Failed to conduct adequate management oversight and ensure CEO accountability
- **Lack of Belief in the Business Strategy:** Net seller of company stock

Expertise is outdated:
- BankersTrust: 1981-1999
- Merrill Lynch: 1999 - 2004

Win Neuger



- **Board Tenure:** 9.5 Years
- **Governance Failures:**
  - While serving as the Chairman of the Nominating and Governance Committee two highly qualified female Directors have left or not been renominated to the board
  - Failure to engage with stockholders and negotiate in good faith
- **Questionable Ties:** Connections to numerous directors including Frank Salerno and Horold Singleton III

Expertise is outdated:
- WesternAsset: 1982-1984
- BankersTrust: 1984 - 1995
- AIG Collapse: (Controversy) 1996-2010
- PineBridge: 2010-2013

WISDOMTREE'S FLAWED ESG STRATEGY – HIGH RISK and 'D+' ISS ESG RATING





etfs CAPITAL

ISS ESG

ESG Corporate Rating

D+ (Poor)

ISS QualityScore

Environment	9	Social	8
Higher Disclosure – Lower Disclosure		Higher Disclosure – Lower Disclosure	
Management of Environmental Risks and Opportunities	5	Human Rights	7
Carbon and Climate	9	Labor, Health, and Safety	8
Natural Resources	5	Stakeholders and Society	8
Waste and Toxicity	7	Product Safety, Quality, and Brand	3

Source: ISS 2022 report. Permission was neither sought nor received for using excerpts from the report

MORNINGSTAR | SUSTAINALYTICS

WisdomTree, Inc.

Industry Group: **Diversified Financials** Country/Region: **United States of America**

Identifier: **NYS:WT**

WisdomTree Inc is a financial innovator, offering a well-diversified suite of exchange-traded products (ETPs), models, and solutions. It offers a broad range of ETFs and exchange-traded products (ETPs). The firm also engages in developing next-generation digital products and structures, including digital funds and tokenized assets, as well as...

+ Show More

Full time employees: **279**

ESG Risk Rating CORE

32.0 High Risk

Negligible	Low	Medium	High	Severe
0-10	10-20	20-30	30-40	40+

Ranking

Industry Group (1st = lowest risk)

Diversified Financials — **584** out of 856

Universe

Global Universe — **11428** out of 15346

- WisdomTree did not publish a comprehensive ESG/CSR report in 2021 or 2022
- WisdomTree does not have any Sustainability Accounting Standards Board (SASB), Task Force on Climate-Related Financial Disclosures (TCFD) or CDP related disclosures
- No information is available on WisdomTree's carbon footprint or its Climate Strategy

Source: FactSet, Sustainalytics, Institutional Shareholder Services

THE CHOICE **IS OBVIOUS**



The ETFS Capital slate will deliver a new sense of accountability to a board run by incumbents who have failed in their management oversight duties and lack the requisite leadership skills to foster good governance

Incumbents			Competing Directors	ETFS Capital Nominees		
						
Frank Salerno	Win Neuger	Shamla Naidoo		Bruce Aust	Tonia Pankopf	Graham Tuckwell
✕	✕	✕	Prior Industry Experience and Track Record of Success	✓	✓	✓
✕	✕	✕	No Prior Ties with Other Directors or Controversies	✓	✓	✓
✕	✕	✕	Capable of Restoring Management Accountability	✓	✓	✓
✕	✕	✕	Committed to stockholder Rights and Advocacy	✓	✓	✓

Source: SEC Filings, ETFS Capital

ETFS NOMINEES



We believe our nominees have the requisite skills and experience to deliver real change, if elected.

Nominee	Experience Overview	Core Skills
 **Bruce Aust**	• 21 years at Nasdaq overseeing and advising listed companies serving in several executive roles and retiring as Vice Chairman • Leader in emerging brokerage services and technologies as former President of the Nasdaq Entrepreneurial Center and current Chairman of AEGIS Swap Execution Facility • Unparalleled understanding of products developed and deployed on financial exchanges and global investment platforms	• Executive and Strategic Leadership • Service and Product Development for Exchanges and Trading Platforms • Audit and Exchange Compliance
 **Tonia Pankopf**	• 20 years of Board Experience • Former Chair of Compensation and Audit Committees • Governance Fellow of NACD • 25 years in Investment Management	• Investment and Portfolio Management • Corporate Governance • Capital Market Transactions • Valuation
 **Graham Tuckwell**	• 20 years in the ETF industry • Founder and Executive Chairman, ETFS Capital Limited(2004 – Present) • 20 years of providing strategic advice and leadership in investment management • Served as an Economist for Australia's Department of Prime Minister and Cabinet	• Value Creation and Leadership in the ETF Space • Strategic Advisory for Institutional Investors and Corporates • Investment Banking

Source: ETFS Capital

CHANGE IS NECESSARY



- Our commitment to WisdomTree is undeniable as having over $210m of capital invested in the Company's stock, we are inherently tied to the company's growth and prosperity.

- As pioneers in the ETF industry, we have attempted to share tried and tested ideas to help heal the business and reverse this $1bn trend of stockholder value destruction that has extended for over the past five years, to no avail.

- Management admits that the ETF business is highly scalable, and yet its most egregious failure – neglecting the core business and failing to achieve scalability – continues to be lost in the effusive chorus of record AUM and Net Inflows only to conceal the deteriorating earnings and profitability that continue to plague the business.

- In the shadow of a CEO/Founder, the incumbent Board has not only insulated management from this basic accountability, but also has endorsed this mismanagement with its own entrenchment practices, excessive compensation to executives, and now the selection of an underqualified nominee to replace an ETF industry expert who served as a settlement director under a Cooperation Agreement and was not renominated without explanation.

- This failed approach to the business has infected the Company's capital allocation strategy producing consistent losses and impairments.

- And now we are to trust that the Company's foray into DeFI, WisdomTree Prime is destined for success having invested $30m over the last four years whereby competitors in the space have spent billions?

- The Company is at a cross-roads: the core business is in desperate need of repair requiring discipline around cost management and capital allocation, and that similar discipline needs to be implemented in the review and execution of WT Prime.

- We believe the long-tenured incumbent Board along with its underqualified and under-accomplished nominee cannot be trusted with this responsibility and that meaningful Board change is urgently needed to ensure the best interest of all stockholders is paramount in the boardroom.

Source: SEC Filings, ETFS Capital

APPENDIX

WISDOMTREE'S ORGANIC AUM COMPARISON: PEERS ARE GROSSLY OVERSIZED



etfs CAPITAL

Claims: WisdomTree has Outperformed Peers in Organic AUM Growth

"Our disciplined focus on growth and new products has allowed us to outperform our peers and position us for continued growth."

WisdomTree Organic AUM Performance at a Glance
Our disciplined focus on growth and new products has allowed us to outperform our peers and position us for continued growth
2023 Annualized YTD Net Flows as a % of BoP AuM
31.4%
17.6%
7.8%
5.2%
2.6%
0.5%
0.4%
(2.0%)
(2.3%)
(2.5%)
(3.3%)
(3.9%)
(5.1%)
(5.1%)
Avg. of peers: 0.8%
2022 Net Flows as a % of BoP AuM
15.7%
3.3%
3.1%
3.0%
(0.5%)
(1.5%)
(1.6%)
(2.6%)
(3.3%)
(3.7%)
(4.0%)
(5.6%)
(7.1%)
(7.2%)
Avg. of peers: (2.1%)
Source: Company Website and filings as of MRQ reported.

Source: FactSet

Reality: Peers Selected of Significantly Bigger Size Yields Low Percentage Growth Numbers

Comparisons of AUM growth is grossly misleading: WisdomTree, with AUM under $100 billion, compares its growth against outsized peers, many of which have AUM over $1 trillion



Peer	AUM by Year (Billions)			Multiple of WT AUM (2022)
	2020	2021	2022	
Blackrock	$8,676.7	$10,010.1	$8,594.5	**104.8x**
Invesco	$1,349.9	$1,610.9	$1,409.2	**17.2x**
Franklin Resources	$1,418.9	$1,530.1	$1,297.4	**15.8x**
T. Rowe Price Group	$1,470.5	$1,687.8	$1,274.7	**15.5x**
Federated Hermes	$619.4	$668.9	$668.9	**8.2x**
Affiliated Managers Group	$716.2	$813.8	$650.8	**7.9x**
AllianceBernstein	$685.9	$778.6	$646.4	**7.9x**
Janus Henderson Group	$401.6	$432.3	$287.3	**3.5x**
Victory Capital Holdings	$147.2	$183.7	$153.0	**1.9x**
Virtus Invst. Partners	$132.2	$187.2	$149.4	**1.8x**
Artisan Partners Asset Mgmt.	$157.8	$174.8	$127.9	**1.6x**
BrightSphere Invst. Grp.	$156.7	$117.2	$93.6	**1.1x**
Cohen & Steers	$79.9	$106.6	$80.4	**1.0x**
WisdomTree	$67.4	$77.5	$82.0	**--**

- 4 peers have AUM with over $1 trillion and greater than 15x WisdomTree's AUM
- The peer median has AUM that is ~8x that of WisdomTree

WISDOMTREE'S ORGANIC AUM COMPARISON: PEERS ARE GROSSLY OVERSIZED (contd.)

WisdomTree Claims

"Our disciplined focus on growth and new products has allowed us to outperform our peers and position us for continued growth."



WisdomTree Organic AUM Performance at a Glance
Our disciplined focus on growth and new products has allowed us to outperform our peers and position us for continued growth
2023 Annualized YTD Net Flows as a % of BoP AuM
31.4%
17.6%
7.8%
5.2%
2.6%
0.5%
0.4%
(2.0%)
(2.3%)
(2.5%)
(3.3%)
(3.9%)
(5.1%)
(5.1%)
Avg. of peers: 0.8%
2022 Net Flows as a % of BoP AuM
15.7%
3.3%
3.1%
3.0%
(0.5%)
(1.5%)
(1.6%)
(2.6%)
(3.3%)
(3.7%)
(4.0%)
(5.6%)
(7.1%)
(7.2%)
Avg. of peers: (2.1%)
Source: Company Website and filings as of MRQ reported.

Reality

Comparisons of AUM growth are grossly misleading: WisdomTree, with AUM under $100bn, compares its growth against outsized peers, many of which have AUM over $1tr



Billions
← $0 – $100 →
← $100 – $1,000 →
← $1,000 – $2,000 →
← $5,000 – $10,000 →
BLK
IVZ
BEN
TROW
FHI
AMG
AB
JHG
VCTR
VRTS
APAM
BSIG
CNS
WT

Source: FactSet

BACKGROUND TO THE GOLD PAYABLE TRANSANCTIONS

- When WisdomTree acquired the European ETC business from ETF Securities (**ETFS**) in 2018, the purchase consideration included WisdomTree paying ETFS 9,500 ounces of gold per annum in perpetuity[1] out of the management fees received on the gold products acquired from ETFS

- In these slides, this obligation is referred to as the WisdomTree Gold Payable

- In WisdomTree's accounts, this obligation was called the Deferred Consideration and was recorded as a liability on the balance sheet and valued at the present value of all future payments using an appropriate discount rate and forward gold prices

- On acquisition, the payable was valued at $161 million. Each quarter the payable was revalued using then prevailing discount rate and gold price assumptions and the change in valuation was brought through the profit and loss account of WisdomTree

- The Deferred Consideration caused much confusion amongst people trying to understand WisdomTree's accounts

- The gold payable obligation was cancelled in May 2023 when ETFS agreed to accept $137 million from WisdomTree as consideration to buy back the obligation in full

- The following slides explain the history of the gold payable transactions

Note: (1) 9,500 ounces per annum for 40 years to 2058 and thereafter 2/3rds of that amount in perpetuity

THE GENESIS OF THE **GOLD PAYABLE OBLIGATION (2008)**

- In 2003, the world's first gold ETFs (called ETCs) were launched in Australia and London by Graham Tuckwell (**GT**) and the World Gold Council (**WGC**) through a company called Gold Bullion Holdings (**GBH**), owned 1/3rd by GT and 2/3rds by WGC

- By 2008 the London gold ETC, GBS LN, had $3 billion of AUM (3.5moz of gold at $870/oz). The fees were 0.40% per annum or 14,000 ounces of gold per annum

- In 2005, ETFS was formed and by 2008 it had $6 billion of AUM in gold and other commodity ETCs

- In Jun 2008, ETFS acquired GBS.LN from GBH by agreeing to pay GBH 9,500 ounces of gold per annum for 50 years[2] (the **ETFS Gold Payable**)



Note: (2) Initially the payment was 9,500 ounces per annum for 50 years to 2058 and later the payment was extended beyond 2058 to be 2/3rds of that amount in perpetuity

THE ACQUISITION BY WISDOMTREE OF THE ETFS EUROPEAN BUSINESS (2018)

- When WisdomTree acquired the European ETC business from ETFS in 2018, the purchase consideration comprised:
  - $611 million in cash and WT shares, plus
  - WisdomTree paying ETFS 9,500 ounces of gold per annum in perpetuity[(1)] out of the management fees received on the gold products acquired from ETFS (the ***WisdomTree Gold Payable***)
- The on-going payment obligation of WisdomTree matched the then existing ongoing payment obligation of ETFS to GBH[(3)]
- The contractual obligations between the various parties remained distinct and separate obligations i.e. there was no contractual obligation between WisdomTree and GT/WGC



GBH
ETFS
WT
European business
• Commodities
• Gold ETCs
GT
1/3
WT Gold Payable
9,500 oz pa
ETFS Gold Payable
9,500 oz pa
WGC
2/3

Note:
(1) 9,500 ounces per annum for 40 years to 2058 and thereafter 2/3[rds] of the that amount in perpetuity
(3) Immediately after the 2008 transaction, the GBH entitlement was paid directly to GT as to 1/3rd and WGC as to 2/3[rds]

BUY-BACK OF THE WISDOMTREE GOLD PAYABLE (2023)

- The WisdomTree accounts valued the gold payable obligation at $200 million in Dec 2022 and reduced the value to $180 million in Mar 2023 even though the gold price had increased by 9% during that period!
- The gold payable obligation was cancelled in May 2023 when ETFS agreed to accept just $137 million from WisdomTree as consideration to buy back the obligation in full. The consideration comprised $50 million in cash and $87 million in WT shares
- Concurrent with the buy-out from WisdomTree, ETFS bought out its matching obligation to GT and WGC, with GT receiving $46 million in cash and WGC receiving $4 million in cash and $87 million in WT shares
- These transactions cancelled both the WisdomTree Gold Payable and the ETFS Gold Payable obligations and the Deferred Consideration liability on the WisdomTree balance sheet



GBH
ETFS
WT
WT Gold Payable
CANCELLED
9,500 oz pa
ETFS Gold Payable
CANCELLED
9,500 oz pa
GT
$46m cash
1/3
CONSIDERATION
$50m cash
$87m shares
CONSIDERATION
$50m cash
$87m shares
WGC
$4m cash
$87m shares
2/3